
Cementos Lima S.A.

03 MAY 19 AM 7:21

FILE NO. 82-3911

VAL-061-03

May 12, 2003


03050532

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Unaudited Financial Statements for the Fiscal Period ended March 31, 2003.

   Date: filed with CONASEV and The Lima Stock Exchange on April 30, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

2. Monthly information as of April 30, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV and The Lima Stock Exchange on May 9, 2003.

   Required by: CONASEV and The Lima Stock Exchange.

Very truly yours,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC



Cementos Lima S.A.

(FREE TRANSLATION)

FILE NO.
82-3911

CG-084-2003

Lima, April 30, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Av. Santa Cruz 315
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

According to Resolución CONASEV N° 103-99-EF/94.10, attached to this letter we are sending our Unaudited Financial Statements for the Quarter ended March 31, 2003, in diskette and printed versions.

Truly yours,

Carlos Ugás	Alvaro Morales	Juan Pablo Cock
Director and General Manager	Finance Manager (CFO)	General Accountant
	Stock Exchange Repres.	

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA, LIMA 13, CASILLA 1880, LIMA 100, PERU

CEMENTOS LIMA S.A.
Balance Sheet
As of March 31, 2003 and December 31, 2001
(In thousands of constant nuevos soles)

	March 31, 2003	December 31, 2002
ssets		
Banks	5,387	6,019
e securities	0	0
ounts receivable	19,193	15,711
	2,484	2,099
ounts receivable	7,541	14,840
s	126,605	130,233
xpenses	18,561	8,017
rent Assets	**179,771**	**176,919**
n accounts receivable	0	0
n affiliates	0	0
current accounts receivable	14,412	14,742
s	24,465	24,307
ts	27,152	61,177
ets - Net	667,459	661,704
ets	43,667	30,194
	0	0
ts	**956,926**	**969,043**

Liabilities and Stockholders Equity	March 31, 2003	December 31, 2002
Current liabilities		
Bank overdrafts and loans	56,941	33,759
Trade accounts payable	16,839	30,440
Affiliates	3,684	6,404
Other accounts payable	41,384	64,806
Current portion of long-term debts	41,457	59,223
Total Currentes Liabilities	**160,305**	**194,632**
Long-term debts	43,553	44,540
	0	0
	0	0
Deferred taxes and others.	53,274	54,129
Total Liabilities	**257,132**	**293,301**
	0	0
	0	0
Stockholders Equity		
Capital stock	371,495	371,495
	0	0
Investment shares	47,989	47,989
	0	0
Legal reserves	73,854	74,666
Other reserves	0	0
Retained earnings	206,456	181,592
Total Stockholders equity	**699,794**	**675,742**
Total Liabilities and Stockholders equity	**956,926**	**969,043**

cc: BNY
GG
GDC
GF

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8812

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended March 31, 2003 and 2002
(In thousands of constant nuevos soles,except for the amounts of earnings per share)

	For the 3 months period ended March 31, 2003	For the 3 months period ended March 31, 2002	For the 3 months period ended March 31, 2003	For the 3 months period ended March 31, 2002
Net sales	127,707	132,774	127,707	132,774
Other operating income	0	0	0	0
Total Gross revenues	**127,707**	**132,774**	**127,707**	**132,774**
Cost of sales	-55,961	-56,103	-55,961	-56,103
Gross Profit	**71,746**	**76,671**	**71,746**	**76,671**
Operating expenses				
Administrative expenses	-31,561	-30,558	-31,561	-30,558
Selling expenses	-3,351	-3,474	-3,351	-3,474
Operating income	**36,834**	**42,639**	**36,834**	**42,639**
Others Income (Expenses)				
Financial income	341	335	341	335
Financial expenses	-1,502	-2,293	-1,502	-2,293
Other income	7,291	3,731	7,291	3,731
Other expenses	-7,819	-5,055	-7,819	-5,055
Gain (Loss) from monetary position	-2,189	860	-2,189	860
Income before employee profit sharing and income tax	**32,956**	**40,217**	**32,956**	**40,217**
Employee profit sharing	-290	-4,453	-290	-4,453
Income tax	-8,614	-9,616	-8,614	-9,616
Income before extraordinary items	**24,052**	**26,148**	**24,052**	**26,148**
E aordinary items -Income	0	0	0	0
Extraordinary items -Expenses	0	0	0	0
Income before minoritary interest	**24,052**	**26,148**	**24,052**	**26,148**
Minoritary interest				
Net income	**24,052**	**26,148**	**24,052**	**26,148**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**24,052**	**26,148**	**24,052**	**26,148**
Basic net income per common shares	0.577000	0.641000	0.577000	0.641000
Basic net income per investment shares	0.058000	0.064000	0.058000	0.064000
Diluted net income per common shares	0.577000	0.641000	0.577000	0.641000
Diluted net income per investment shares	0.058000	0.064000	0.058000	0.064000

CEMENTOS LIMA S. A.

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended March 31, 2003 and 2002
(in thousands of constant nuevos soles)

	From January 1st until March 31, 2003	From January 1st until March 31, 2002
OPERATING ACTIVITIES		
Collection to customers	145,613	134,854
Other collections in cash related to this activities	0	0
	0	0
Others Collections related to this activities	11,362	6,407
Menos:		
Payments to suppliers	-114,244	-40,351
Payment of remunerations and severance indemnities	-14,410	-14,931
Payments taxes	-23,486	-23,605
Payments of interests	0	0
Others Payments related to this activities	0	0
Increase (Decrease) of cash and cash equiv. from operating activities	**4,835**	**62,374**
INVESTING ACTIVITIES		
Income per sale of securities	0	0
Income per disposal of fixed assets	0	0
Other income in cash related to this activity	0	0
Other collections related to this activity	34,756	0
Less:		
Payments for purchases securities	-25,704	0
Payments for purchases of fixed assets	-7,891	-4,689
Increase of other assets	-13,992	-2,971
Other payments related to this activity	0	0
Increase (Decrease) of cash and cash equiv. from investing activities	**-12,831**	**-7,660**
FINANCING ACTIVITIES		
Issuance of shares or new contrib	0	0
Issuance of bonds and increase in loans	23,182	0
Other income in cash related to this activity	0	4
Less:		
Amortization of Loans obtained	-16,665	-39,033
Payments of dividends and other participations	0	-17,508
Other payments in cash related to this activity	0	0
Increase (Decrease) of cash and cash equiv. from financing activities	**6,517**	**-56,537**
Increase (Decrease) net of cash and cash equiv.	-1,479	-1,823
Cash en cash equiv. Balance at the beginning of the period	6,019	6,445
Gain (loss) per exposure to inflation	847	-174
Cash end cash equiv. Balance at the nd of the period	**5,387**	**4,448**

CEMENTOS LIMA S.A.
STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY
For the period ended March 31, 2003 and 2002
(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2002	362,702	46,853	74,171	8,905	201,019	693,650
1 Dividends Declared	0	0	0	0	-17,508	-17,508
2 Net Income	0	0	0	0	26,148	26,148
3 Others	0	0	373	930	-1,299	4
Final Balance at March 31, 2002	**362,702**	**46,853**	**74,544**	**9,835**	**208,360**	**702,294**
Initial balance at January 01, 2003	371,495	47,989	74,666	0	181,592	**675,742**
1. Cumulative effect of changes in accounting policies and correction of substancial errors	0	0	0	0	0	0
2 Dividends Declared	0	0	0	0	0	0
3 Capitalization of reinvested investments	0	0	0	0	0	0
4 Net Income	0	0	0	0	24,052	24,052
5 Others	0	0	-812	0	812	0
Final Balance at March 31, 2003	**371,495**	**47,989**	**73,854**	**0**	**206,456**	**699,794**

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. [illegible]

CEMENTOS LIMA S.A.
Additional Totals

Codigo	Descripcion	Observaciones	2003
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	595
T060	PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	0
T070	ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	19
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	28067
T090	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	25704
T100	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	7891
T110	ACCUMULATED DEPRECIATION (thousands soles)	No decimals to be considered	1006049
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	0

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-059-03

May 07, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of April 30, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2